UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

First Quarter 2011 Results

First Quarter 2011 Results

Net revenue in the first quarter of 2011 was $13.0 million, compared to $18.9 million in the first quarter of 2010 and $24.4 million in the fourth quarter of 2010. (Figures from prior periods have been restated to account for discontinued operations following the divestiture of non-core IC businesses in December 2010.) The 30.9% year-over-year revenue decrease was due to a product transition to a higher-performance, lower-cost chip in PC/notebook business, a decline in mobile multimedia processor demand from specific carriers, and a combination of seasonal factors, including the Chinese New Year holiday, offset by a significant increase in surveillance revenue. In the mobile multimedia processor business, the Company experienced a sharp sequential and year-over-year revenue decline, which was mainly due to lower orders received from our carrier customers and technology trends favoring the integration of multimedia functions into the baseband processor, rather than using a separate multimedia-processor chip.

Cost of revenue in the first quarter of 2011 was $8.9 million, compared with $12.4 million in the first quarter of 2010. The gross margin in the first quarter was 31.7%, compared with 34.2% in the first quarter of 2011, the decrease owing to differences in product mix.

Operating expenses in the first quarter of 2011 were $13.4 million, as compared to $11.8 million in the first quarter of 2010. Operating expenses increased year over year due to higher levels of investment in the surveillance business.

The non-GAAP net loss attributable to Vimicro International Corporation, excluding $0.9 million in share-based compensation, was $5.0 million, or approximately $0.14 per ADS, compared to a loss of $4.0 million, or $0.07 per ADS from continuing operations in the first quarter of 2011. The GAAP net loss in the first quarter of 2011 was $7.9 million, as compared to $6.4 million a year ago.

As of March 31, 2011, the Company had cash and cash equivalents of approximately $64.0 million, short-term time deposits of $12.5 million, and total current assets of approximately $125.5 million. As of March 31, 2011, the Company had working capital of approximately $100.6 million and no long-term debt on its balance sheet.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributed to Vimicro International Corporation and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses, inventory reserves related to divested assets and discontinued operations. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of March 31, 2011, which was RMB 6.5564 to $1.00.

Vimicro International Corporation

Consolidated Statement Of Operations And Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2011 Q1	2010 Q4	2010 Q1
	(unaudited)	(unaudited)	(unaudited)

Net revenue	13,029	24,373	18,864

Cost of revenue	(8,901)	(17,307)	(12,418)

Gross profit	4,128	7,066	6,446

Operating expenses:
Research and development, net	(7,198)	(7,109)	(7,652)
Selling and marketing	(2,290)	(2,270)	(1,373)
General and administrative	(3,872)	(3,893)	(2,761)

Total operating expenses	(13,360)	(13,272)	(11,786)

Loss from operations	(9,232)	(6,206)	(5,340)

Other income/(expense):
Interest income	187	220	299
Foreign exchange gain/(loss), net	274	259	(35)
Gain on disposal of marketable equity securities	885	367	0
Others, net	4	94	312

Loss before income taxes and share of gain/(loss) of an unconsolidated affiliate	(7,882)	(5,266)	(4,764)

Income taxes benefit/(expense)	0	849	(172)

Net loss before share of profit/(loss) of an unconsolidated affiliate	(7,882)	(4,417)	(4,936)

Net loss from continuing operations	(7,882)	(4,417)	(4,936)

Loss from discontinued operations, net of income tax	0	(3,876)	(1,500)

Net loss	(7,882)	(8,293)	(6,436)

Less: loss attributable to non-controlling interest	(1,925)	(2,110)	(1,285)

Loss attributed to Vimicro International Corporation	(5,957)	(6,183)	(5,151)

Other comprehensive loss/(income):
Foreign currency translation adjustment	346	942	33
Unrealized (loss)/gain on marketable equity securities	(417)	257	13

Total comprehensive loss	(7,953)	(7,094)	(6,390)
Less: comprehensive loss attributable to non-controlling interest	(1,601)	(1,720)	(1,285)
Comprehensive loss attributable to Vimicro International Corporation	(6,352)	(5,374)	(5,105)

Loss per share - basic and diluted
continuing operations	(0.04)	(0.01)	(0.02)
discontinued operations	0.00	(0.03)	(0.01)

Total loss per share- basic and diluted	(0.04)	(0.04)	(0.03)

Loss per ADS Basic and Diluted
continuing operations	(0.16)	(0.07)	(0.10)
discontinued operations	0.00	(0.10)	(0.04)

Total loss per ADS- basic and diluted	(0.16)	(0.17)	(0.14)

Weighted average number of ordinary shares outstanding
Basic and Diluted	146,812,413	147,977,600	147,657,701

Weighted average number of ADS outstanding
Basic and Diluted	36,703,103	36,994,400	36,914,425

Components of share-based compensation expenses are included in the following expense captions:
R&D	(327)	(461)	(532)
S&M	(24)	(39)	(56)
G&A	(559)	(384)	(575)

Total	(910)	(884)	(1,163)

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	3/31/2011	12/31/2010
	(unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	64,049	69,491
Short-term time deposits	12,505	12,380
Restricted cash	5,269	4,958
Marketable equity securities	577	1,436

Accounts and notes receivable, net of provision for doubtful accounts of $418 and $394 as of December 31, 2010 and March 31, 2011, respectively	13,033	18,647
Amounts due from related party	11,309	10,465
Inventories	14,529	13,751

Prepayments and other current assets, net of provision for doubtful accounts of $18 and $18 as of December 31, 2010 and March 31, 2011, respectively	4,239	4,191

Deferred tax assets	2	2

Total current assets	125,512	135,321
Investment in an unconsolidated affiliate	88	87
Property, equipment and software, net	11,180	9,600
Land use rights	20,860	20,703
Intangible assets, net	2,863	2,929
Goodwill	2,103	2,082
Other assets	1,212	1,203

Total assets	163,818	171,925

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	5,733	7,378
Amounts due to related party	5,305	4,848
Notes payable	0	30
Taxes payable	902	1,001
Advances from customers	243	291
Accrued expenses and other current liabilities	7,742	7,613
Deferred government grant	5,016	4,550

Total current liabilities	24,941	25,711
Non-Current liabilities:
Deferred tax liabilities	40	40
Product warranty	178	142

Total liabilities	25,159	25,893

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized,
147,135,996 and 146,800,796 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively	15	15
Additional paid-in capital	157,325	156,415
Treasury stock	(4,167)	(3,836)
Accumulated other comprehensive income	11,989	12,383
Accumulated deficit	(60,387)	(54,430)
Statutory reserve	2,782	2,782

Total shareholders’ equity attributable to Vimicro International Corporation	107,557	113,329
Non-controlling interest	31,102	32,703

Total shareholders’ equity	138,659	146,032

Total liabilities and shareholders’ equity	163,818	171,925

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended			Three months ended			Three months ended
	March 31,			December 31,			March 31,
	2011			2010			2010
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Loss from operations	(9,232)	910	(8,322)	(6,206)	884	(5,322)	(5,340)	1,163	(4,177)

(Loss)/income attributed to Vimicro International Corporation	(5,957)	910	(5,047)	(6,183)	884	(5,299)	(5,151)	1,163	(3,988)

Diluted (loss)/income per ADS	(0.16)	0.02	(0.14)	(0.07)	0.02	(0.05)	(0.10)	0.03	(0.07)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 1, 2011